August 18, 2020

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Attn:	Jason Drory
Mary Beth Breslin

Re:	NANO-X IMAGING LTD
Acceleration Request for Registration Statement on Form F-1
File No. 333-240209

Dear Mr. Drory and Ms. Breslin:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cantor Fitzgerald & Co., as representative of the several underwriters, hereby join NANO-X IMAGING LTD in requesting that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 20, 2020, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

As representative of the several underwriters

CANTOR FITZGERALD & CO.

By:	/s/ Bala Murty
	Name:	Bala Murty
	Title:	COO, Investment Banking